SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

PROVIDENT FINANCIAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

743868 10 1

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]   Rule 13d-1(b)
    [   ]   Rule 13d-1(c)
    [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 743868 10 1

1)	NAME OF REPORTING PERSON Provident Savings Bank, FSB Employee Stock Ownership Plan ("ESOP")
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) [ ] b) [X]
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5)	SOLE VOTING POWER 0
	6)	SHARED VOTING POWER 1,152,252
	7)	SOLE DISPOSITIVE POWER 0
	8)	SHARED DISPOSITIVE POWER 1,152,252

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,252
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6%
12)	TYPE OF REPORTING PERSON EP

CUSIP NO. 743868 10 1

ITEM 1(a).	NAME OF ISSUER: Provident Financial Holdings, Inc. (the "Corporation")
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 3756 Central Avenue, Riverside, California 92506
ITEM 2(a).	NAME OF PERSON FILING: Provident Savings Bank, FSB Employee Stock Ownership Plan
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE: The business address of the ESOP is: 3756 Central Avenue, Riverside, California 92506
ITEM 2(c).	CITIZENSHIP: Not applicable.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common stock, par value $.01 per share (the "Common Stock")
ITEM 2(e).	CUSIP NUMBER: 743868 10 1

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	[X ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and
	(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.
OWNERSHIP:

The ESOP holds an aggregate of 1,152,252 shares of the Corporation's Common Stock (14.6% of the outstanding shares over which it has shared voting and dispositive powers). This includes 800,000 shares purchased by the ESOP from the Corporation in December 2009 in connection with the Corporation's underwritten public common stock offering.

The ESOP Trustees may be deemed to beneficially own the 1,152,252 shares held by the ESOP.  However, the Trustees expressly disclaim beneficial ownership of all of such shares, other than such shares which have been allocated to their respective ESOP participant accounts.

The following table shows the number of shares of Common Stock beneficially owned by each of the ESOP Trustees:
                                                            Shares beneficially                            All other shares
Trustee                                        owned as ESOP participant(1)                 beneficially owned(2)

Craig G. Blunden                                        28,067                                                257,191
Donavon P. Ternes                                    24,282                                                258,613
Deborah L. Hill                                             5,852                                                     8,098
________________
(1) Participant allocations for the 2016 calendar year have not yet been completed.  Accordingly, the share amounts in this column represent the Trustees' individual balances prior to the December 31, 2016 allocations.
(2) Includes 128,500, 114,000 and 8,000 shares underlying stock options held by Mr. Blunden, Mr. Ternes and Ms. Hill, respectively, that were exercisable as of or within 60 days after December 31, 2016.
Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustees as to the voting of the shares allocated to their ESOP accounts.  On each issue with respect to which shareholders are entitled to vote, the Trustees are required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable.

ITEM 10.
CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2017	PROVIDENT SAVINGS BANK, FSB EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

	By:	Provident Savings Bank, FSB, as Plan Administrator

By:	/s/ Donavon P. Ternes
Name:	Donavon P. Ternes
Title:	President, Chief Operating Officer and Chief Financial Officer